# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Limited, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 03/05/2026
Filed by CIK 0002117865
Persons authorized to receive notices and communications: Oliverio Lew, 1170 Kane Concourse, Suite 500, Bay Harbor Islands, Florida (FL), 33154, 305-861-9477

## Reporting persons
- Colden Investments S.A. (CIK 0002117865): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,882,991; sole dispositive power 0; shared dispositive power 12,882,991; aggregate amount beneficially owned 12,882,991 (19.9% of the class)
  Comment: Rows 8, 10 and 11 reflect the 12,882,991 common shares of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer"), owned by Colden Investments S.A., a Panama sociedad anonima ("Colden"). These shares may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden.
- Jaime Gilinski: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 13,082,991; sole dispositive power 0; shared dispositive power 13,082,991; aggregate amount beneficially owned 13,082,991 (20.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 12,882,991 common shares of the Issuer owned by Colden, which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden and (ii) 200,000 common shares of the Issuer owned by Spaldy Investments Limited, a BVI Business Company existing and operating under the laws of the British Virgin Islands ("Spaldy"), which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Spaldy.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: GeoPark Limited
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment: This statement on Schedule 13D relates to common shares, par value US$0.001 per share ("Common Shares"), of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Colden Investments S.A., a Panama sociedad anonima ("Colden") and Jaime Gilinski (collectively, the "Reporting Persons"). Mr. Gilinski is the sole shareholder and ultimate beneficial owner of Colden and may be deemed to beneficially own the securities held by Colden. Certain information regarding Colden's executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Colden Investments S.A., MMG Tower, Piso 26, Ave. Paseo del Mar, Costa del Este Panama, Rep. de Panama.
Present principal occupation or employment: The principal business of Colden is to make strategic investments and acquisitions, including within the oil and gas sector. Mr. Gilinski's principal occupation is as a banker, investor, and real estate developer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Row 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 5, 2026, Colden acquired 12,876,053 Common Shares for an aggregate purchase price of $107,000,000.

On March 9, 2026, Spaldy Investments Limited, a BVI Business Company existing and operating under the laws of the British Virgin Islands ("Spaldy"), acquired 200,000 Common Shares for an aggregate purchase price of $1,772,338.57. Mr. Gilinski is the sole shareholder and ultimate beneficial owner of Spaldy and may be deemed to beneficially own the securities held by Spaldy.
On March 11, 2026, Colden acquired 6,938 Common Shares for an aggregate purchase price of $59,549.55.
The source of funds for these acquisitions was the personal funds of Jaime Gilinski.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the Common Shares described in this Schedule 13D for investment purposes.

The Reporting Persons may from time to time increase (through the acquisition of additional securities of the Issuer) or decrease (through the sale of all or a portion of the Common Shares) its investment in the Issuer (subject to the Lockup described in Item 6 below), depending upon multiple factors, including the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Colden, general stock market and economic conditions, conditions in the oil and gas industry, tax considerations and other factors. In connection with the activities described above, the Reporting Persons may communicate with, and express their views to, the board of directors or management of the Issuer or its affiliates and may communicate with, and express their views to, other persons regarding the Issuer.

Depending upon a variety of factors, including the foregoing, the Reporting Persons may from time to time and at any time, in its sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer's assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percentage of Common Shares outstanding is calculated based on 64,625,278 Common Shares issued and outstanding as of March 5, 2026, as reported in the Issuer's Form 6-K filed on March 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days:
On March 9, 2026, Spaldy purchased 200,000 Common Shares in the open market, at a weighted average price per share of $8.83 (multiple transactions at prices ranging from $8.78 to $8.85, inclusive).

On March 11, 2026, Colden purchased 6,938 Common Shares in the open market, at a price per share of $8.58.
The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in this Item 5(c).

None of the Reporting Persons has effected any transactions of Common Shares during the 60 days preceding the date of this report, except as described in this Item 5(c) and in Item 3 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 5, 2026, Colden entered into a share purchase agreement (the "Purchase Agreement") with the Issuer, pursuant to which, among other things, (i) Colden acquired 12,876,053 Common Shares of the Issuer, (ii) Colden was granted approval rights over certain corporate matters for so long as Colden and its affiliates beneficially own at least 15% of the outstanding Common Shares, (iii) subject to Colden and its affiliates meeting certain ownership thresholds described below, Colden was granted the right to nominate up to three individuals to the board of directors of the Issuer (the "Board"), (iv) Colden was granted customary registration rights, including certain demand and piggyback registration rights with respect to underwritten offerings by the Issuer, (v) Colden agreed to an 18-month lock-up during which it cannot sell its Common Shares (the "Lockup") and (vi) Colden agreed to vote its Common Shares in the same manner as recommended by the Board with respect to the election or removal of directors of the Issuer at the next two annual general meetings of shareholders of the Issuer following the closing of the transactions contemplated by the Purchase Agreement.

Pursuant to the Purchase Agreement, for so long as Colden and its affiliates beneficially own at least 15% of the outstanding Common Shares, Colden's consent is required for the Issuer to (i) issue equity securities in excess of 5% of the Issuer's fully diluted share capital; (ii) make certain amendments to the governing documents of the Issuer; (iii) enter into certain related party transactions; (iv) change the size of the Board; (v) declare dividends other than pursuant to the Issuer's existing dividend policy; or (vii) redeem any of the Issuer's outstanding share capital.

Additionally, pursuant to the Purchase Agreement, Colden is entitled to nominate (i) one individual to the Board so long as it and its affiliates beneficially own at least 7.5% of the outstanding Common Shares, (ii) two individuals to the Board so long as it and its affiliates beneficially own at least 15% of the outstanding Common Shares and (iii) three individuals to the Board so long as it and its affiliates beneficially own at least 28% of the outstanding Common Shares.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.2 hereto, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1. Joint Filing Agreement, dated as of March 12, 2026, by and between Colden and Jaime Gilinski.
99.2. Share Purchase Agreement, dated as of March 5, 2026, by and between Colden and the Issuer (incorporated by reference to Item 2 of Form 6-K filed by the Issuer on March 6, 2026).

## Signatures
- Colden Investments S.A.: /s/ Jaime Gilinski, Jaime Gilinski, Authorized Signatory (03/12/2026)
- Jaime Gilinski: /s/ Jaime Gilinski, Jaime Gilinski (03/12/2026)